Mail Stop 4561

April 13, 2009

Mr. James Vandeberg
Chief Financial Officer
Reg Technologies Inc.
240-11780 Hammersmith Way
Richmond, British Columbia, V7A 5E9, Canada

      Re: Reg Technologies Inc.
             Form 20-F for the Fiscal Year Ended April 30, 2008
             Filed November 14, 2008, as Amended on December 3, 2008
             File No. 000-24342

Dear Mr. Vandeberg:

      We have read your supplemental response letter dated March 26, 2009 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Consolidated Financial Statements

Note 13. Restatement, page F-17

1.   We note in your response to our prior comment 5 that translation adjustments were recorded in non-controlling interest in the consolidated statements of operations but not in the consolidated balance sheet, as the investee was in a deficit position. Please clarify whether losses applicable to the minority interest in the subsidiary exceeded the minority interest in the equity capital of the subsidiary during the last three fiscal years and if so, please provide references to the specific Canadian and U.S. GAAP literature you relied upon to support the recording of amounts in non-controlling interest in the consolidated statements of operations.

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Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief